SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  _____________________________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 33)

                              Champion Parts, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Shares, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   158609 10 7
                                 --------------
                                 (CUSIP Number)

       Raymond G. Perelman                         Barry L. Katz
       225 City Avenue, Suite 14                   225 City Avenue, Suite 14
       Bala Cynwyd, PA 19004                       Bala Cynwyd, PA 19004

                              ____________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

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1. NAME OF REPORTING PERSON: RGP Holding, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/
                                                    (b) /_/
3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

      NUMBER OF            7.      SOLE VOTING POWER - See Item 5
      SHARES
      BENEFICIALLY         8.      SHARED VOTING POWER - See Item 5
      OWNED BY
      EACH                 9.      SOLE DISPOSITIVE POWER - See Item 5
      REPORTING
      PERSON WITH         10.      SHARED DISPOSITIVE POWER - See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - See Item 5

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - See Item 5

14. TYPE OF REPORTING PERSON - CO

Item 7.  Material to be Filed as Exhibit(s)
-------------------------------------------

      Exhibit 18- Letter Agreement between RGP and Champion Parts, Inc. dated July 16, 2003.

                                RGP Holding, Inc.
                            225 CITY AVENUE, SUITE 14
                              BALA CYNWYD, PA 19004
                               FAX: (610) 660-8817


Direct Dial: (610) 660-8804


                                                              July 16, 2003

Jerry Bragiel
Champion Parts
Corporate Headquarters
2005 W. Avenue B
Hope, AR 71801

Dear Jerry,

         This letter is to confirm that effective upon execution of this letter by you on behalf of Champion, the parties to this letter agree that the letter from Champion to RGP Holding, Inc. dated September 20, 1993, as amended on March 11, 1994 and on October 27, 1995, is no longer in force or effect. Thank you for your cooperation.

                                                           Very truly yours,

                                                           /s/

                                                           Raymond G. Perelman
                                                           Personally and on
behalf of RGP Holding, Inc.


Accepted and Agreed on behalf of Champion Parts, Inc.

By:_______/S/____________________
         Jerry Bragiel

Date:____________________________